Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

August 8, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the staff of the Securities and Exchange Commission (the “Staff”) on May 17, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill China Dragons ETF (formerly Roundhill Lucky Eight ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the term “Lucky” in the name of the Fund. The term may be misleading and deceptive and may suggest the securities comprising the Fund’s portfolio are somehow “lucky” and hence have more investment and other advantages than other securities. Accordingly, please delete the term from the name or explain how the Fund complies with Section 35(d) of the 1940 Act with respect to the term “Lucky.”

Response to Comment 1

Pursuant to the Staff’s comment, the Fund’s name has been revised to “Roundhill China Dragons ETF.”

Comment 2 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective through investment exposure to the companies comprising the “Lucky Eight,” a group of eight Chinese companies commonly recognized for their market dominance in technological innovation.

Please explain the phrase “commonly recognized” and the basis for determining those companies. If it is based upon Roundhill’s belief of which companies are dominant, then please state that the Fund is comprised of those companies Roundhill believes to be dominant and explain how they make that assessment.

Response to Comment 2

Pursuant to Comment #1, the Fund’s name and strategy has been changed. Pursuant thereto, the Registrant believes this comment is no longer applicable.

Comment 3 – Principal Investment Strategies

Please disclose whether the Fund invests in variable interest entities (VIEs). If so, please describe those entities and disclose the risks or explain why the Fund does not think risk disclosure is necessary.

Response to Comment 3

While the Fund does not currently intend to invest directly in VIEs, it may invest in ADRs that reference companies structured as VIEs. Accordingly, the following disclosure has been added to the sections entitled “Principal Investment Strategies” and “Principal Risks,” respectively.

Some of the ADRs to which the Fund will have exposure may be structured as variable interest entities or “VIEs.” A VIE is a special structure designed to provide foreign investors with exposure to Chinese companies. Investments in VIEs come with additional risks that are described in the section entitled “Principal Risks.”

VARIABLE INTEREST RISK. Exposure to VIEs may pose additional risks because the investment is made in reference to an intermediary shell company that has entered into service and other contracts with the underlying Chinese operating company to provide investors with exposure to the operating company, but does not represent equity ownership in the operating company. As a result, such investment may limit the rights of an investor with respect to the underlying Chinese operating company. VIEs allow foreign shareholders to exert a degree of control over, and obtain economic benefits arising from, the operating company without formal legal ownership. However, the contractual arrangements between the shell company and the operating company may not be as effective in providing operational control as direct equity ownership, and a foreign investor's rights may be limited by, for example, actions of the Chinese government which could determine that the underlying contractual arrangements on which control of the VIE is based are invalid. The contractual arrangement on which the VIE structure is based would likely be subject to Chinese law and jurisdiction, which could raise questions about how recourse is sought. Investments through VIEs may be affected by conflicts of interest and duties between the legal owners of the VIE and the stockholders of the listed holding company, which could adversely impact the value of investments. VIEs are not formally recognized under Chinese law and investors face uncertainty about future actions by the Chinese government that could significantly affect the operating company's financial performance and the enforceability of the contractual arrangements underlying the VIE structure. Prohibitions of these structures by the Chinese government, or the inability to enforce such contracts, from which the shell company derives its value, would likely cause the VIE-structured holding(s) to suffer significant losses, and in turn, adversely affect the Fund's returns and net asset value.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in instruments (including equity securities, ADRs, swap agreements and/or forward contracts) that provide exposure to one or more of the Lucky Eight.

Please clarify whether H-Shares are included in the 80% policy. Please also consider revising “one or more” to “a combination.” Please also supplementally confirm if the Fund will ever have exposure to just one single issuer.

Response to Comment 4

The Fund does not currently intend to invest in H-Shares. Additionally, pursuant to changes to the Fund’s name and strategy in response to other Staff comments, the referenced disclosure has been revised as set forth below:

The Fund seeks exposure to each issuer in its portfolio through direct holdings of American Depositary Receipts (“ADRs”), or through synthetic exposure provided by derivative instruments, such as swap agreements or forward contracts, on ADRs. The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in instruments (including ADRs and derivatives on ADRs) that provide exposure to Chinese issuers. For purposes of compliance with this investment policy, derivative contracts (i.e. swap agreements and forward contracts) will be valued at their notional value.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the second paragraph of the section entitled “Principal Investment Strategies”:

The Fund’s investment adviser, Roundhill Financial Inc. (“Roundhill” or the “Adviser”), determines which companies comprise the Lucky Eight in its sole discretion based upon its assessment of what the market believes are the most dominant Chinese companies in terms of technological innovation.

Please confirm whether the Sub-Adviser has a role in determining which companies the Fund invests. Please also confirm how Roundhill determines what the market believes are “the most dominant Chinese companies” and which factors go into their assessment of dominance. Please also disclose how the Fund defines “technological innovation.”

Response to Comment 5

Pursuant to the Staff’s comment, and changes to the Fund’s name and strategy, the second paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below.

In determining which companies are properly classified as China Dragons, the Adviser uses a proprietary methodology that incorporates both quantitative and qualitative elements. The initial selection universe is composed of the 100 largest Chinese equity securities according to market capitalization. The Adviser further narrows the universe by applying quantitative screens (based upon a security’s market capitalization and average daily trading volume) and qualitative screens (based on the Adviser’s proprietary assessment of each company’s degree of technological innovation) to classify at least five issuers as China Dragons.

In addition, the Registrant confirms that the Sub-Adviser will have no role in selecting the securities that will comprise the Fund’s portfolios.

Comment 6 – Principal Investment Strategies

Please supplementally confirm whether the Fund will invest through an entity primarily controlled by the Fund.

Response to Comment 6

The Trust confirms that the Fund will not invest through an entity primarily controlled by the Fund.

Comment 7 – Principal Risks

The Staff notes the risk entitled “China Risk” in the section entitled “Principal Risks.” Please consider adding risk disclosure regarding the differences in record keeping for Chinese companies.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

Chinese companies may also be subject to significantly weaker recordkeeping requirements than the requirements imposed upon U.S. companies.

Comment 8 – Principal Risks

The Staff notes the risk entitled “Hong Kong Risk” in the section entitled “Principal Risks.” Please consider adding disclosure specific to H-Shares, including the risks related to the Hong Kong exchange and any heightened risk to foreigners transacting on the Hong Kong exchange.

Response to Comment 8

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include the following disclosure:

HONG KONG RISK. Investments in Hong Kong issuers will subject the Fund to legal, regulatory, political, currency, security, and economic risk specific to Hong Kong. China is Hong Kong’s largest trading partner, both in terms of exports and imports. Any changes in the Chinese economy, trade regulations or currency exchange rates, or a tightening of China’s control over Hong Kong, may have an adverse impact on Hong Kong’s economy. Additionally, Hong Kong is a small island state with few raw material resources and limited land area and is reliant on imports for its commodity needs. Any fluctuations or shortages in the commodity markets could have a negative impact on the Hong Kong economy.

The Registrant has no current intention of investing in H-Shares, accordingly, corresponding risk disclosure relating thereto has not been included.

Comment 9 – Performance

Please supplementally confirm the broad-based index the Fund plans on using.

Response to Comment 9

The Trust confirms that the Solactive GBS Global Markets All Cap USD Index TR will serve as the Fund’s broad-based securities market index.

Comment 10 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the subsection “Borrowing Money” set forth in the section entitled “Additional Information About the Fund’s Principal Investment Strategies—Non-Principal Strategies.” Please confirm that the Fund will not borrow money for leveraging purposes. To the extent that the Fund intends to utilize borrowing, please include corresponding risk disclosure.

Response to Comment 10

The Registrant confirms that the Fund will not borrow money for leveraging purposes.

Comment 11 – Management of the Fund

The Staff notes the section entitled “Management of the Fund—Investment Adviser.” Pursuant to Item 10 of Form N-1A, please describe the Adviser’s experience as an investment advisor and state whether the Adviser is an SEC-registered investment advisor.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced section of the prospectus has been revised to include the following disclosure:

The Adviser is an SEC-registered investment adviser that has provided investment advisory services to pooled investment vehicles since 2019, including to 1940 Act-registered ETFs, private funds and a UCITS ETF.

Comment 12 – Management of the Fund

The Staff notes the section entitled “Management of the Fund—Investment Sub-Adviser.” Pursuant to Item 10 of Form N-1A, please describe the Sub-Adviser’s experience as an investment advisor and state whether the Sub-Adviser is an SEC-registered investment advisor.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced section of the prospectus has been revised to include the following disclosure:

The Sub-Adviser is an SEC-registered investment adviser that has provided investment advisory services to pooled investment vehicles since 2009, including to over 50 1940 Act-registered ETFs as of March 2024.

Comment 13 – Statement of Additional Information

The Staff notes the section entitled “Investment Adviser and Other Service Providers” set forth in the Statement of Additional Information. Pursuant to Item 19 of Form N-1A, please disclose the following information with respect to each investment advisor:

1.	the general nature of the advisor’s business and, if material, the business history of any organization that controls such advisor; and

2.	the name of any affiliated person of the Fund who is also an affiliated person of the advisor and a list of any capacities in which such person is affiliated with the Fund and such advisor.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced section of the Statement of Additional Information has been revised to include the following disclosure:

Roundhill is a Delaware limited liability company that is controlled by its founding members, Will Hershey and Timothy Maloney. Will Hershey currently serves as the President of the Trust and Timothy Maloney serves as the Chairman of the Board of Trustees, Treasurer and Chief Financial Officer of the Trust, while also continuing to serve in their roles as Co-Founders of the Adviser. The Adviser is an SEC-registered investment adviser that has provided investment advisory services to pooled investment vehicles since 2019, including to 1940 Act-registered ETFs, a private fund and a UCITS ETF.

Comment 14 – Exhibits

Please provide a Power of Attorney that is no more than six months from the date of the filing.

Response to Comment 14

The Trust confirms that it will provide updated Powers of Attorney as soon as is reasonably practicable.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP